POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2007

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT

for the nine months ending 31 December 2007

	31 Dec 2007	31 Dec 2006
	$	$
Expenditure		
Administration fees	210,000	32,400
Development fees	110,437	--
Total Expenditures	320,437	32,400
Loss for the period	320,437	32,400
Accumulated loss brought forward	598,735	392,400
Accumulated loss carried forward	$ 919,172	$ 424,800

POWER CHIPS PUBLIC LIMITED COMPANY
Registered No (Gibraltar) 60528

BALANCE SHEET
As at 31 December 2007

	31 Dec 2007	31 Dec 2006
	$	$
Current Assets		
Debtors	4,550,387	5,044,760
Total Net Assets	$ 4,550,387	$ 5,044,760
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,778	5,345,779
Profit and Loss Account	919,172	424,800
Total Shareholders' Funds	$ 6,388,731	$ 5,894,360
Number of shares in issue	8,035,118	8,035,118

END